Mail Stop 3561

August 21, 2006

John Hanna, President and Chief Executive Officer
The Fashion House Holdings, Inc.
6310 San Vicente Boulevard, #275
Los Angeles, California 90048-5499

> **Re: The Fashion House Holdings, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 28, 2006**
> **File No. 333-136138**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **Filed April 14, 2006**
> **File No. 033-07075-LA**

Dear Mr. Hanna:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized

>as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933.

Market for Common Equity and Related Stockholder Matters, page 12

2. In the first paragraph of this section, you state that your shares were quoted on the Over-the-Counter Bulletin Board under the symbol TDIH through August 26, 2005, but no trading market developed until you changed your symbol on August 29, 2005 to FHHI. However, in footnote 1 on page 13, you state that trading in your shares under the TDIH symbol was "limited prior to August 29, 2005 and therefore has not been included." Please revise your disclosure so that it states consistently whether there was a trading market prior to August 29, 2005.

   Also, according to Item 201(a)(1)(ii) of Regulation S-B you must provide your shares' range of high and low bid information for each quarter within the last two fiscal years. If your shares were traded on the Over-the-Counter Bulletin Board prior to August 29, 2005, even if that trading was limited, please provide the high and low bid information for the last two fiscal years as required by Item 201(a)(1)(ii) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 34

3. We note in your selling stockholders table on page 38 that American Microcap Investment Fund 1, LLC, The Elevation Fund LLC, and Lazarus Investment Partners LLP appear to own beneficially, or may beneficially own within 60 days, a large percentage of your shares. In fact, it appears that it is possible that these stockholders may beneficially own more than 5% of your common shares. If true, please tell us why you did not include these entities, or their beneficial owners, in your table of certain beneficial owners and management.

Selling Stockholders, page 37

4. In the second sentence of this section, you state that no selling stockholder has, or within the past three years has had, any position, office, or other material relationship with you or any of your predecessors or affiliates other than as a result of the ownership of securities. However, as you state in footnotes 1 and 2 of your selling stockholders table, John Hanna is your president and chief executive officer and Chris Wyatt is one of your directors. Also, Alan F. Broidy is a selling stockholder listed in your table and is one of your directors. Therefore, please remove this sentence or revise it to be consistent with the disclosure in the rest of your document. Further,

> please disclose in a footnote to your selling stockholders table that Mr. Broidy is one of your directors.

5. In this regard, please disclose which of your selling shareholders are affiliates, and disclose that an affiliate may be deemed to be an underwriter under the federal securities laws.

6. In the footnotes to your selling stockholder table, please identify the natural person, natural persons, or the publicly registered company that has the ultimate voting or investment control over the shares you are registering on behalf of your selling shareholders. See Interpretation I.60 of the Telephone Interpretation Manual (July 1997) and # 4S, Regulation S-K, Manual of Publicly Available Telephone Interpretations (March 1999).

Description of Securities, page 46

Plan of Distribution, page 48

7. In the first sentence of this section, you state that you are registering 34,774,295 shares of common stock for resale. However, elsewhere throughout your document, including the front covers of your registration statement and prospectus, you state that you are registering for resale only 33,059,398 shares of common stock. Please revise or advise.

8. In the last paragraph on page 48, you state that "the selling stockholders and any broker-dealers or agents that are involved in selling shares may be deemed to be 'underwriters….'" In addition, please disclose whether any selling stockholder is a broker-dealer. If so, please identify specifically that stockholder as an underwriter. Also, for each selling stockholder that is an affiliate of a broker-dealer, please disclose if true that:

   - the seller purchased the securities to be resold in the ordinary course of business; and

   - at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

   If either of these statements is not true, please disclose that the stockholder is an underwriter. We may have additional comments upon reviewing your response.

Item 27. Exhibits, page II-2

9. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

Item 28. Undertakings, page II-4

10. Depending upon whether you are relying on Rules 430A, 430B, or 430C under the Securities Act of 1933, please include the proper, corresponding undertakings required by either Items 512(f) or (g) of Regulation S-B.

Form 10-K for the Year Ended December 31, 2005

Items 8/A. Controls and Procedures, page 25

11. Please confirm for us, if true, that you meant to refer to Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934 instead of Rules 13(a)-14(c) and 15(d)-14(c). Also, please confirm for us that you will refer to the proper rules in future filings.

12. You have only provided part of the definition of disclosure controls and procedures with respect to management's conclusions that the disclosure controls and procedures are effective "to ensure that all information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Therefore, please confirm for us, if true, that your officers concluded that your disclosure controls and procedures are effective also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, please confirm for us that you will provide this disclosure in future filings.

13. We note your statement that "controls and procedures, no matter how well designed and implemented, can only provide reasonable, not absolute, assurance that the goals of such controls and provisions are met." Also, we note your statements that "[m]anagement necessarily applied its judgment in assessing the benefits of controls relative to their costs," and due to "the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our company have been detected." Please confirm for us, if true, that your principal

executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Also, please disclose in future filings whether your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, in future filings, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Changes in Internal Controls, page 25

14. Please confirm for us, if true, that you had no changes in your internal control over financial reporting identified in your "last fiscal quarter," as opposed to "as of the end of the applicable period," that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Also, please confirm for us that in future filings your disclosure regarding your internal controls and procedures will conform to the language in Item 308(c) of Regulation S-B.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Katherine J. Blair, Esq.
      Kirkpatrick & Lockhart Nicholson Graham LLP
      Via Fax: (310) 552-5001